EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Nine Months Ended September 30, 2015	Fiscal Year Ended December 31,
		2014	2013	2012	2011	2010
Pretax Income (Loss)	(33,806)	48,537	52,787	70,977	(65,412)	11,505
Fixed Charges	33,957	45,436	50,196	43,782	41,865	40,294
Amortization of Capitalized Interest	2,844	3,939	4,058	1,887	1,557	1,819
Capitalized Interest	(190)	(1,171)	(2,376)	(10,240)	(19,271)	(13,489)
Earnings before Income Tax & Fixed Charges	2,805	96,741	104,665	106,406	(41,261)	40,129
Interest Expense	33,767	44,265	47,820	33,542	22,594	26,805
Capitalized Interest	190	1,171	2,376	10,240	19,271	13,489
Total Fixed Charges	33,957	45,436	50,196	43,782	41,865	40,294
Ratio of Earnings to Fixed Charges	0.1x	2.1x	2.1x	2.4x	(1)	1x

(1) For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.